Exhibit 99.2

TSAKOS ENERGY NAVIGATION LTD.

THREE MONTHS ENDED SEPTEMBER 30 2003

Results of operations – management discussion

Three months ended September 30, 2003 versus three months ended September 30, 2002

Revenue from vessels, net. Revenue from vessels, net, was $52.5 million during the third quarter 2003 as compared to $29.3 million during the three months ended September 30, 2002, a 79% increase partly resulting from an expansion of the fleet from an average of 18.5 vessels operating in the third quarter 2002 to an average of 26.8 vessels operating in the third quarter 2003. In terms of tonnage capable of being transported, the extra vessels provided a 50 % increase. Although freight rates fell in Quarter 3 2003, compared to Quarter 2 2003, mainly due to seasonal factors, there was nevertheless an improvement over equivalent periods in 2002 in charter markets for all types of tankers. For the Company, the average time charter equivalent rate per vessel for the third quarter 2003 was $17,919 per day compared to $15,720 for the third quarter 2002. However, the fleet had only 90.4% employment in the third quarter 2003 compared to 91.5% in the previous year. The equivalent on average to three vessels were in dry-dock and out of service for the whole period, taking advantage of the period for seasonally low rates.

Commissions. Commissions were $2.7 million, or 4.8% of revenue from vessels, during the three months ended September 30, 2003, compared to $1.6 million, which was 5.0% of revenue from vessels, for the three months ended September 30, 2002. The decrease in commissions as a percentage of revenue resulted primarily from the chartering of newly delivered vessels at relatively lower commission rates.

Voyage expenses. Voyage expenses were $17.0 million during the three months ended September 30, 2003 as compared to $7.8 million during the three months ended September 30, 2002, representing a 117% increase. Total operating days on spot charter and contract of affreightment, under which contracts the owner bears voyage expenses, rose from 635 days in the third quarter 2002 to 1,093 in the third quarter 2003, a 72% increase. Bunker costs, an important component of voyage expenses, also further increased during 2003, especially following recent oil price hikes.

Vessel operating expenses. Vessel operating expenses were $12.7 million during the three months ended September 30, 2003 as compared to $8.0 million during three months ended September 30, 2002. The increase of 58% was due primarily to the operation on average, of eight extra vessels during the quarter compared to the previous year. This represents an increase in operating days of approximately 43% in vessels bearing operating expenses (i.e. excluding vessels chartered out on a bare-boat basis or time-chartered in from third parties). Vessel operating expenses per ship per day for the fleet increased from $5,302 for the three months ended September 30, 2002 to $5,778 for the three months ended September 30, 2003, a 9% increase due mainly to increased insurance costs, extra repairs and the impact of a strengthened Euro.

Management fees. Management fees were $1.2 million during the three months ended September 30, 2003, a $0.3 million increase from the three months ended September

30, 2002, due to the addition of eight vessels on average to the fleet. There has been no change in the monthly fee rate of $15,000 per vessel since January 1, 2002.

Depreciation. Depreciation was $8.8 million during the quarter ended September 30, 2003 compared to $6.4 million during the three months ended September 30, 2002, an increase of 37% due to the addition on average for the year of eight new vessels to the fleet, plus the reduced depreciation following the write-down as at December 31, 2002 in the carrying values of two single hull vessels, Panos G. and Liberty, to their fair market values.

Amortization of deferred charges. We amortize the cost of drydocking and special surveys over the period to the next special survey and this amortization is included as part of the normal costs we incur in connection with the operation of our vessels. During the three months ended September 30, 2003, amortization of deferred drydocking charges amounted to $1.8 million as compared to $0.9 million during the quarter ended September 30, 2002, an increase of 99%. The increase in amortization of drydocking charges is primarily due to the significant new expenditure relating to dry dock work undertaken during the period since January 1, 2002.

General and administrative expenses. General and administrative expenses were $0.5 million during the quarter ended September 30, 2003 as compared to $0.3 million during the third quarter of 2002. This represents an 66% increase, which is primarily attributable to increased expenditures with respect to investor relations, advertising, traveling, legal and audit fees.

Operating income. As a result of the reasons stated above, income from vessel operations was $10.5 million during the three months ended September 30, 2003 versus $5.0 million during the three months ended September 30, 2002, representing a 111% increase.

Interest and finance costs. Interest and finance costs decreased from $4.4 million during the quarter ended September 30, 2002 to $2.6 million during the quarter ended September 30, 2003, representing a 42% decrease. Although average total bank loans increased from approximately $280 million from the third quarter of 2002 to $500 million in the third quarter of 2003, average interest rates were approximately 0.5% lower in Quarter 3, 2003 compared to the equivalent period in 2002. Actual interest costs, excluding swap interest, therefore increased by 21% from $2.5 million to $3.1 million. Capitalized interest in the third quarter 2003 was only $0.2 million compared to $0.6 million in the previous year’s third quarter, a reflection of the number of vessels completing construction during the past year. However, the previous year’s overall interest and finance costs charge included a negative $0.8 million fair value adjustment at September 30, 2002 on four open interest rate swap arrangements, which were entered into in July 2001, plus an actual swap interest charge of $2.0 million. Because these swaps were entered into for non-hedging purposes, the fair value (mark to market) of these swap agreements and changes in their fair value are recognized in our financial statements. In the third quarter 2003 these same swaps incurred a $2.8 million positive fair value adjustment, due to increases in long-term interest rates and the termination of two of the swaps. However, this was offset by an actual payment of $2.4 million swap interest.

Interest income. Interest income was $0.1 million during the quarter ended September 30, 2003 as compared to $0.2 million during the three months ended September 30, 2002. This decrease resulted primarily from lower time deposit interest rates in 2003 compared to 2002, notwithstanding that the Company had similar cash balances on deposit.

Share of profits of joint venture. The Company entered into a joint-venture, named LauriTen Ltd., with Lauritzen A/S of Denmark in October 2002. The joint-venture owned four small LPG carriers which were on bare-boat charter to Lauritzen A/S for one year. The joint-venture was accounted for as an investment on an equity basis. The net income of the joint-venture was derived after deducting depreciation, bank interest and administrative expenses from the bare-boat charter income and was distributed in equal amounts to the Company and Lauritzen A/S. The share of net income due to TEN Ltd. for the quarter ended September 30, 2003 was $0.3 million, against which, as a result of the cessation of the joint-venture, original set-up expenses amounting to approximately $0.3 million have been written-off. The joint-venture ceased as at August 31, 2003, and the original cash investment of $6.8 million returned to the Company plus the accumulated share of profits since inception, $1.2 million. The former partners in the joint-venture, who have taken over the vessels previously owned by the joint-venture, have decided to retain the 216,666 shares of TEN.

There was no further source of significant income during the three months ended September 30, 2003.

As a result of the foregoing, net income for the three months ended September 30, 2003 was $8.0 million, or $0.47 per share, basic (based on 17,179,420 weighted average number of shares), versus $0.7 million or $0.04 per share, basic (16,947,442 shares), during the three months ended September 30, 2002, an increase of 1,124% in profit.

Nine months ended September 30, 2003 versus nine months ended September 30, 2002

Revenue from vessels, net. Revenue from vessels, net, was $169.7 million during the nine months ended September 30, 2003 as compared to $84.4 million during the nine months ended September 30, 2002, a 101% increase partly resulting from an increase from an average of 17.2 vessels in the first nine months of 2002 to an average of 25.3 vessels in the first nine months of 2003, and partly from the important improvement in charter markets. The average time charter equivalent rate per vessel for the first nine months of 2003 being $21,475 per day compared to $16,207 for the equivalent period in the previous year.

Commissions. Commissions were $8.2 million, or 4.6% of revenue from vessels, during nine months ended September 30, 2003, compared to $4.5 million, which was 5.0% of revenue from vessels, for the nine months ended September 30, 2002.

Voyage expenses. Voyage expenses were $46.8 million during the nine months ended September 30, 2003 compared to $21.4 million during the prior year nine months, a

119% increase. Total operating days on spot charter and contract of affreightment, under which contracts the owner bears voyage expenses, rose from 1,788 days in the first nine months of 2002 to 3,275 in the first nine months of 2003, an 83% increase. The introduction of the larger Suezmaxes into the fleet with new trading routes also contributed to increased voyage expenses and bunker costs also further increased during 2003.

Vessel operating expenses. Vessel operating expenses were $34.6 million during the nine months ended September 30, 2003 as compared to $22.5 million during nine months ended September 30, 2002, an increase of 54% due primarily to the operation on average, of eight extra vessels during the nine months compared to the previous year. Vessel operating expenses per ship per day for the fleet increased from $5,402 for the nine months ended September 30, 2002 to $5,688 for the nine months ended September 30, 2003, a 5% increase, due mainly to higher insurance costs, extra repairs and a strengthening Euro.

Management fees. Management fees were $3.3 million during the nine months ended September 30, 2003, compared to $2.3 million for the nine months ended September 30, 2002, due to the addition of eight vessels on average to the fleet.

Depreciation. Depreciation was $24.3 million during the nine months ended September 30, 2003 compared to $17.3 million during the nine months ended September 30, 2002, an increase of 40% due to the addition on average for the year of the eight new vessels, plus the reduced depreciation following the write-down as at December 31, 2002 in the carrying values of two single hull vessels.

Amortization of deferred charges. During the nine months ended September 30, 2003, amortization of deferred drydocking charges was $5.8 million as compared to $3.1 million during the nine months ended September 30, 2002, an increase of 89%, due to the major new dry dock work in the period since January 1, 2002.

General and administrative expenses. General and administrative expenses were $1.3 million during the nine months ended September 30, 2003 compared to $0.7 million during the first nine months of 2002, primarily due to additional expenditures relating to investor relations, advertising, traveling, legal and audit fees.

Operating income. As a result of the reasons stated above, income from vessel operations was $53.5 million during the nine months ended September 30, 2003 versus $17.1 million during the nine months ended September 30, 2002, representing a 214% increase.

Interest and finance costs. Interest and finance costs decreased from $9.7 million during the nine months ended September 30, 2002 to $8.8 million during the nine months ended September 30, 2003, a 9% decrease. Total bank loans were on average approximately twice the amount outstanding during the equivalent period in 2002, and actual interest costs, excluding swap interest, therefore increased from $6.4 million to $8.9 million, the increase offset by reduced interest rates. Actual interest payable on swaps amounted to $4.5 million compared to $2.7 million last year, but the payment contributed to a positive swing of nearly $4.0 million in the fair value (mark to market) of the swaps, compared to a negative accumulated movement of $3.1 million last year. Capitalized interest in the first nine months of 2003 was only $0.6 million compared to $1.8 million in the previous year’s first nine months, due to the number of vessels completing construction during the past year.

Interest income. Interest income was $0.3 million during the nine months ended September 30, 2003 as compared to $0.7 million during the nine months ended September 30, 2002, due to lower time deposit interest rates in 2003 compared to 2002.

Share of profits of joint venture. The share of net income due to TEN Ltd. from the joint-venture, LauriTen, for the nine months ended September 30, 2003 was $0.9 million less the write-off of $0.3 million expenses on cessation of the joint-venture.

Other expenses. The Company incurred non-recurring charges amounting to $0.5 million relating primarily to the investigation of companies for possible acquisition purposes.

There was no further source of significant income during the nine months ended September 30, 2003.

As a result of the foregoing, net income for the nine months ended September 30, 2003 was $44.8 million, or $2.61 per share, basic, versus $8.0 million or $0.52 per share, basic, during the nine months ended September 30, 2002, an increase of 463%.

Liquidity and capital resources

Net cash provided by operating activities was $17.7 million in the quarter compared to $6.5 million in the previous year’s third quarter, a 172% increase, and $65.4 million for the nine months compared to $22.8 million for the first nine months of 2002, a 187% increase. The increase is due to the increase in fleet size and the substantial improvement in the freight market as described in the preceding sections.

Expenditure on dry-dockings is deducted from cash generated by operating activities. Total expenditure during the nine months on dry-dockings amounted to $13.5 million ($6.7 million for the quarter) compared to $6.2 million in the previous year ($4.3 million for the quarter). Programmed expenditure on dry-dockings has been higher than previous years due to the timing of special and intermediate surveys on the older vessels and the commencement of special surveys on our newer vessels which have been delivered since 1997. A part of the scheduled work was brought forward into 2002, when the freight market was considerably softer.

So far in 2003, special survey work has been performed on the Handymax product carriers Pella, Libra, Dion and Crux. During much of the period that these vessels were undergoing work, they were substituted in part by the chartered-in Handymax Capella. This vessel was released from service with TEN in September. The dry-docking of all the Company’s product carriers has resulted in reduced earnings for this category of vessel during the nine months and the third quarter.

Work was also completed during the third quarter on the Panamax Hesnes relating to its intermediate survey and upgrading of the vessel with tank coatings, as performed on its sister vessel Bregen last year. The vessel returned to pool service in September, with the ability to generate more income in its upgraded state. The Panamax Liberty also completed an extensive intermediate dry-docking during the first quarter and the second of the new Aframaxes, the Athens 2004, delivered in 1998, underwent its first special survey in the second quarter.

For the last quarter of the year, the new Aframax Maria Tsakos will undertake its first special survey at the beginning of October, at an estimated cost of $1 million. In contrast, there are currently four special surveys scheduled for 2004, relating to the Olympia, Tamyra, Bregen and Liberty.

Net cash used in investing activities was $74.3 million in the quarter compared to $37.7 million in the previous year’s third quarter, and $200.3 million for the nine months compared to $171.2 million for the first nine months of 2002. All the use of cash relates to the ongoing new-building programme. During the nine months, an amount of $179.4 million was paid on the delivery from Imabari yards in Japan of the Panamaxes Maya (January 24), Inca (March 26), Aztec (May 25), Andes (September 14) and the Aframaxes Marathon (January 22) and Parthenon (July 23). A further $32.1 million was expended as advances (contract installments, construction supervisory fees and interest capitalized) on the four Suezmaxes (delivery October 2005, December 2005, February 2006 and March 2006)) and the three Handysize product carriers ordered from Hyundai (delivery June 2004, December 2004, June 2005).

Current commitments relating to these seven latter vessels on order amount to approximately $70 million in 2004, $115 million in 2005 and $70 million in 2006.

Net cash from financing activities amounted to $41.5 million in the quarter compared to $29.1 million in the previous year’s third quarter, and $134.6 million for the nine-months compared to $150.5 million for the first nine months of 2002. Most of the cash raised this year was through specific loans relating to the vessels delivered. In total $160 million has been funded by banks in the nine months.

Specifically, $27.4 million for the part financing of the Marathon was drawn on a $129 million facility arranged with Deutsche Schiffsbank last year. (The remaining $101.6 million previously received related to three Suezmaxes delivered last year). $55 million was received from HSH Nordbank (previously LandesbankKiel) for the Maya and Inca and in the second quarter $26 million was received from the Danish Ship Finance Bank for the Aztec. A loan of $25.6 million has been received from Credit Suisse for the part financing of the Aframax Parthenon delivered in July and a loan of $26 million has been received with the Royal Bank of Scotland for the Panamax Andes delivered in September. No further financing is planned for the fourth quarter. Approximately $21 million was repaid during the nine months, with a further $12 million scheduled for quarter four.

An agreement was reached in principle during September to sell two Suezmaxes, the Decathlon and Pentathlon, for an amount of $55 million each and to charter them back over a minimum period of five years. The deal, which was formalized in

October, will result in the repayment $59 million to the Deutsche-Schiffsbank in Quarter 4.

Although financing proposals have been received relating to future deliveries in 2004, 2005 and 2006 no arrangements have been confirmed to date.

Total net debt outstanding in the nine months from the beginning of the year, increased from $386 million to $524 million and will decline to approximately $453 million by the end of the year. The average debt to capital ratio is expected to fall to approximately 58% by year-end. Approximately 55% of the outstanding debt is currently covered by interest rate swap instruments and further coverage is being arranged with major banks.

The only other major source of funds during the nine months has been the exercise of 287,000 stock options at $10 each by staff of the Tsakos Group in April.

Cash used in financing activities relates to the 20 cent per common share cash dividend paid in the first quarter in relation to 2002 and totaling $3.5 million. The dividend policy of the Company is to pay, depending on cash availability and requirements, between 25% and 50% of the net income in any given year, payable in two installments, the first prior to the end of the year based on expected earnings and cash requirements, and the final portion in the early part of the following year based on final earnings and cash requirements. The first installment of the 2003 dividend, amounting to 50 cent per share was paid in October, 2003.

In the first three quarters an amount of approximately $1.8 million has been used to buy back stock which, under Bermudan regulations, is required to be cancelled. A total of 140,100 shares were so purchased in the first nine months of the year

Total cash holdings, including short-term restricted cash, was $43.2 million as at September 30, 2003, compared to $46.7 million at the beginning of the year. The sale of the two Suezmaxes in October and November will make available a further $49 million after repayment of debt and costs.